

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 30, 2012

<u>Via E-mail</u>
Mr. Keith S. Bair
Senior Vice President and Chief Financial Officer
Faro Technologies, Inc.
250 Technology Park
Lake Mary, FL 32746

      Re: **Faro Technologies, Inc.**
               Form 10-K for the fiscal year ended December 31, 2011
               Filed February 28, 2012
               File No. 000-23081

Dear Mr. Bair:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2011</u>

<u>Item 8. Financial Statements</u>

<u>Note 17. Segment Reporting, page 59</u>

1.   Please tell us why you do not disclose a measure for segment depreciation and amortization expense. Refer to ASC 280-10-50-22(e).

2.   Please also address your consideration of the disclosures required by ASC 280-10-50-40 and 50-41 related to revenues from external customers for each product and service or each group of similar products and services and presenting geographic information for revenues and long-lived assets separately for material individual foreign countries.

Exhibit 23.1

3.   We note that the consent refers to report dates of February 29, 2012 and not February 28, 2012 as shown on pages 36 and 63. Please amend to include a corrected consent from your independent registered public accounting firm which refers to the correct date of the reports.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Praveen Kartholy at (202) 551-3778 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding our comments. You may also contact me at (202) 551-3671 with any other questions.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant